UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ferrellgas Partners, L.P.
(Name of issuer)
Common Units
(Title of Class of Securities)
315293
(CUSIP Number)
James E. Ferrell 7500 College Boulevard, Suite 1000 Overland Park, KS 66210 913-661-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously file a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of

§§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person.
James E. Ferrell
2.	Check the Appropriate Box if a Member of a Group*
(a)
(b)
3.	SEC USE ONLY
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,172,025

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,172,025

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,172,025
12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11)
6.94%
14.	Type of Reporting Person
IN

Note: All information herein with respect to the Issuer (as defined below), is given to the best knowledge and belief of the Reporting Person (as defined below).

Item 1. Security and Issuer

The name of the issuer is Ferrellgas Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal office of the Issuer is located at 7500 College Boulevard, Suite 1000, Overland Park, Kansas 66210. The class of equity securities to which this Schedule 13D relates are common units representing limited partner interests of the Issuer (the “Common Units”).

Item 2. Identity and Background

(a)	Name: James E. Ferrell (the “Reporting Person”)

(b)	Business address of the Reporting Person:

James E. Ferrell

7500 College Boulevard, Suite 1000

Overland Park, KS 66210

(c)	Present Principal Occupation or Employment:

Chairman, President and Chief Executive Officer of the general partner of the Issuer

(d)	Criminal Convictions:

None

(e)	Court or Administrative Proceedings:

In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

United States of America

Item 3. Source and Amount of Funds or Other Consideration

No funds were required for the acquisition of the Common Units as a result of the conversion of the 1,994,146.35 senior units representing limited partner interests in the Partnership (the “Senior Units”). The Reporting Person acquired beneficial ownership of 3,892,849 Common Units upon such conversion pursuant to the Issuer’s Fourth Amended and Restated Agreement of Limited Partnership dated as of February 18, 2003, as amended.

Item 4. Purpose of Transaction

The acquisition of Common Units referred to herein is for investment purposes. Although the Reporting Person is the Chairman, President and Chief Executive Officer of the general partner of the Issuer, he has no current plans or intentions that relate to or would result in any of the transactions required to be described in this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of the filing of this Statement on Schedule 13D, the Reporting Person is the beneficial owner of 4,172,025 Common Units, which constiutute approximately 6.94% of the Issuer’s issued and outstanding Common Units, calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, 4,172,025 Common Units.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2005	/s/ James E. Ferrell______________
Name: James E. Ferrell
Chairman, President and Chief Executive Officer of Ferrellgas, Inc., general partner of the Issuer